                                                                    EXHIBIT 12.1

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the historical ratios of earnings to fixed charges for the periods indicated. For more information on our consolidated ratios of earnings to fixed charges, see our Current Report on Form 8-K dated August 13, 2004, and our Quarterly Reports for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004.


  Nine Months Ended
    September 30                            Year Ended December 31,
  -----------------     ----------------------------------------------------------

   2004        2003        2003        2002        2001        2000        1999
----------  ----------  ----------  ----------  ----------  ----------  ----------
     (Unaudited)

   0.1x        0.4x        0.3x         0.6x       1.3x        0.8x         0.6x


     The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings, as defined. Earnings include income (loss) from continuing operations before income taxes, minority interest and income (loss) from equity investees, plus fixed charges. Fixed charges include interest expense and the interest factor of lease obligations. Fixed charges exceeded earnings by approximately $35.5 million for the nine months ended September 30, 2004, approximately $26.0 million for the nine months ended September 30, 2003, approximately $35.8 million for the year ended December 31, 2003, approximately $19.4 million for the year ended December 31, 2002, approximately $9.0 million for the year ended December 31, 2000 and approximately $24.2 million for the year ended December 31, 1999.

     As of September 30, 2004, we had no preferred stock outstanding.